

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Vu L. Truong, Ph.D.
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, CA 95138

      Re: Aridis Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-3
           Submitted August 13, 2019
           CIK No. 0001614067

Dear Dr. Truong:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Jeffrey Fessler, Esq.